EXHIBIT 12

W. R. GRACE & CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)
(In millions, except ratios)
(Unaudited)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Net income attributable to W. R. Grace & Co. shareholders	$94.1	$269.4	$207.1	$71.2	$121.5
Provision for (benefit from) income taxes	(37.3)	114.7	32.5	11.5	4.3
Equity in earnings of unconsolidated affiliate	(18.5)	(15.2)	(17.8)	(1.7)	(0.6)
Interest expense and related financing costs, including amortization of capitalized interest	46.8	43.6	41.7	38.8	54.9
Estimated amount of rental expense deemed to represent the interest factor	7.5	6.9	6.9	6.7	7.9
Income as adjusted	$92.6	419.4	270.4	126.5	188.0
Combined fixed charges and preferred stock dividends:
Interest expense and related financing costs, including capitalized interest	$46.9	43.6	41.3	38.9	54.5
Estimated amount of rental expense deemed to represent the interest factor	7.5	6.9	6.9	6.7	7.9
Fixed charges	54.4	50.5	48.2	45.6	62.4
Combined fixed charges and preferred stock dividends	$54.4	50.5	48.2	45.6	62.4
Ratio of earnings to fixed charges	1.70	8.31	5.61	2.77	3.01
Ratio of earnings to fixed charges and preferred stock dividends	1.70	8.31	5.61	2.77	3.01
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(1)	Grace preferred stocks were retired in 1996.

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